January 13, 2005

		Mail Stop 03-06


Mr. Robert A. Kuhns, Esq.
Dorsey & Whitney LLP
50 South Sixth Street
Suite 1500
Minneapolis, Minnesota 55402-1498

Re:	Endocardial Solutions, Inc.
Preliminary Schedule 14A filed October 19, 2004
File No. 000-22233
Return of Supplemental Information
Dear Mr. Kuhns:
      In response to your request dated January 4, 2005, and pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, enclosed are the following items of supplemental information that were previously furnished to us in connection with our review of the above-referenced filing:
* Presentation materials dated August 23, 2004, September 16, 2004 and September 23, 2004 provided by Piper Jaffray & Co. to the board of directors of Endocardial Solutions.
      As required by Rule 12b-4 of the Exchange Act, a determination has been made that the return of this information is consistent with the provisions of the Freedom of Information Act. Please note, however, that such a determination does not constitute a finding that confidential treatment is appropriate for this information.
      Please further note that, where it is deemed appropriate, we or the Commission may request that all or a portion of this information be furnished to us again in the future.
      Please contact Eduardo Aleman at (202) 824-5661 or the undersigned at (202) 942-7924 with any questions about this letter.
Sincerely,



David Ritenour
      Special Counsel
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